Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated May 23, 2016

Supplementing the Preliminary Prospectus Supplement, dated May 23, 2016

Registration No. 333-211523

TRI Pointe Group, Inc.

$300,000,000 4.875% Senior Notes due 2021

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. The Preliminary Prospectus Supplement, including the “Use of Proceeds” and “Capitalization” sections, is hereby supplemented to reflect that the Issuer shall receive gross proceeds of $298,311,000 from this offering. As a result, the Issuer’s cash and cash equivalents will be accordingly reduced.

Issuer	TRI Pointe Group, Inc.

Title of Securities	4.875% Senior Notes due 2021

Aggregate Principal Amount	$300,000,000

Maturity Date	July 1, 2021

Coupon	4.875%

Public Offering Price	99.437% plus accrued interest, if any, from May 26, 2016

Yield to Maturity	5.000%

Spread to Benchmark Treasury	+363 basis points

Benchmark Treasury	1.375% due April 30, 2021

Benchmark Treasury Price and Yield	100.000; 1.375%

Interest Payment Dates	July 1 and January 1 of each year, beginning on January 1, 2017

Record Dates	June 15 and December 15 of each year

Optional Redemption	Make-whole call at T+50 bps. Par call on or after June 1, 2021 (one month prior to the maturity date of the notes)

Underwriting Discount	1.0833%

Trade Date	May 23, 2016

Settlement Date	May 26, 2016, (T+3)

Expected Ratings	B1/BB-

CUSIP/ISIN Numbers	CUSIP: 87265H AE9	ISIN: US87265HAE99

Joint Book-Running Managers	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers	U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. Zelman Partners LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents TRI Pointe Group, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling Citigroup Global Markets Inc. at 1-800-831-9146 or at the following address: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

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